Conrad C. Lysiak
Attorney at Law
601 West First Avenue
Suite 503
Spokane, WA 99201
(509) 624-1475
Fax: (509) 747-1770
Email: cclysiak@qwest.net

August 8, 2005

Ms. Maryse Mills-Apenteng
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:     Willowtree Advisor, Inc.
Form SB-2 Registration Statement
File No. 333-117840

Dear Ms. Mills-Apenteng:

In response to our telephone conversation, the following documents have been updated and filed with this amendment:

  Opinion of Conrad C. Lysiak, Esq. regarding the legality of securities being offered,
  Consent of Legal Counsel, Conrad C. Lysiak, and
  Consent of Independent Auditors - Williams & Webster, P.S, Certified Public Accountants.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak

cc: Willowtree Advisor, Inc.